UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Condor Hospitality Trust, Inc. (CDOR)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

20676Y106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

Pablo Vergara del Carril

Zang, Bergel y Viñes Abogados

Florida 537, 18th Floor C1005AAK

Buenos Aires, Argentina

+54(11) 4322-0033

+54 (11) 5166-7000

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

March 16, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20676Y106	Page 2 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON IN

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 3 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 4 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 5 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See Note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 6 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See Note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 7 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 8 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 9 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 10 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IRSA Inversiones y Representaciones Sociedad Anónima
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 11 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Efanur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 12 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tyrus S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 13 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jiwin S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON CO

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 14 of 25 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Real Estate Strategies L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF - WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,543,948
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,543,948
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,543,948
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *See note. ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%*
14.	TYPE OF REPORTING PERSON PN

*	Series D Cumulative Convertible Preferred Stock (“Series D Stock”) votes on an as converted basis with the common stock as one class, and the percent of class is shown as the voting percentage held by the Reporting Person for Series D Cumulative Convertible Stock and common stock as one class. All voting shares held by the reporting persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting share limitation that hasn’t been added to calculations.

CUSIP No. 20676Y106	Page 15 of 25 Pages

Item 1. Security and Issuer

This Amendment No. 3 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2012, and as amended on February 17, 2012, and as amended on June 18, 2014, jointly by Mr. Eduardo S. Elsztain (“Elsztain”), Consultores Assets Management S.A. (“CAM”), Consultores Venture Capital Uruguay S.A. (“CVC Uruguay”), Agroinvestment S.A. (“Agroinvestment”), Consultores Venture Capital Ltd. (“CVC Cayman”), Ifis Limited (“IFIS”), Inversiones Financieras del Sur S.A. (“IFISA”), Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud”), Helmir S.A. (“Helmir”), IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), Tyrus S.A. (“Tyrus”), Jiwin S.A. (“Jiwin”), Efanur SA (“Efanur”) and Real Estate Strategies L.P. (“RES” and together with Elsztain, CAM, CVC Uruguay, Agroinvestment, CVC Cayman, IFIS, IFISA, Cresud, Helmir, IRSA, Tyrus, Jiwin and Efanur the “Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of Condor Hospitality Trust, Inc., a Maryland corporation (“Condor”) issuable upon (a) the conversion of 3,245,156 Series D Cumulative Convertible Preferred Shares, par value $0.01 per share (the “Series D Stock”), beneficially owned by the Reporting Person, and/or (b) the conversion of a $1,011,599 convertible promissory note held by the Reporting Person (subject to the 49% limitation provided under the transactional documents described herein). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby. Information regarding the ownership of Common Stock set forth herein is as of the close of business on March 16, 2016. The address of the principal executive offices of Condor is 1800 West Pasewalk Avenue, Suite 200, Norfolk, NE 68701.

Item 2. Identity and Background

Item 2 is amended to add the following:

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is amended to add the following:

Condor entered into an Agreement (the “Exchange Agreement”) dated March 16, 2016 with RES and IRSA pursuant to which all 3,000,000 outstanding shares of Series C Cumulative Convertible Preferred Stock (“Series C Stock”) held by RES were exchanged for 3,000,000 shares of Series D Stock. Pursuant to the Exchange Agreement, in lieu of payment of accrued and unpaid dividends in the amount of $4,947,370 on the Series C Stock, Condor (a) paid to RES an amount of cash equal to $1,484,211, (b) issued to RES 245,156 shares of Series D Stock (such that RES, IRSA and their affiliates do not beneficially own in excess of 49% of the voting stock of Condor) and (c) issued to RES a promissory note, bearing interest at 6.25% per annum, in the principal amount of $1,011,599 and convertible into a number of shares of Series D Stock that would have otherwise been issued on account of the remaining accrued and unpaid dividends but for the foregoing 49% limitation (the “Note”).

CUSIP No. 20676Y106	Page 16 of 25 Pages

If Series D Stock is outstanding, RES at its option may at any time elect to convert the Note, in whole or part, by notice delivered to Condor, into a number of shares of Series D Stock, determined by dividing the principal amount of the Note to be converted by $10.00, provided that, any such conversion shall be reduced such that RES, together with its affiliates, does not beneficially own more than 49% of the voting stock of Condor. Any such conversion shall reduce the principal amount of the Note proportionally.

Any time the Series D Stock is required by its terms to be converted into Common Stock, the Note will be automatically converted into the number of shares of Common Stock that RES would have received had RES converted the Note into Series D Stock immediately prior to the conversion of the Series D Stock, provided that, any such conversion shall be reduced such that RES, together with its affiliates, does not beneficially own more than 49% of the voting stock of Condor, and the Note in part or in whole shall be thereafter converted from time to time when any such conversion will not result in RES, together with its affiliates, beneficially owning more than 49% of the voting stock of Condor. Any such partial conversion will reduce the principal amount of the Note proportionally.

Item 4. Purpose of Transaction.

Item 4 is amended to add the following:

The amended information set forth in Item 3 above is incorporated by this reference. Aside from the forgoing, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

For more information, please see Item 6 below.

Item 5. Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

Series D Stock votes on an as converted basis with the Common Stock as one class. As of March 16, 2016, the Reporting Persons beneficially owned 21,543,948 shares of Common Stock, representing 49% of Condor’s outstanding voting stock. All outstanding voting shares held by the Reporting Persons consist of (a) 1,261,723 shares of common stock with 1,261,723 votes and (b) 3,245,156 shares of Series D Stock with 20,282,225 votes. The Reporting Person also holds a convertible promissory note (the “Note), convertible into Series D Stock with 632,249 votes that are not included in the calculation because of a 49% voting conversion limitation in the terms of the Note. Also, the Reporting Persons beneficially owns 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock not included in the calculation, because the warrants are not currently exercisable pursuant to a 34% voting share limitation in the terms of the warrants.

(i)	Elsztain is the Chairman of the Board of Directors of IFISA, Cresud, CAM, CVC Uruguay, Agroinvestment, IRSA, Efanur, Jiwin and Tyrus, except for RES, a company in which Jiwin (a company wholly owned by IRSA) is the General Partner.

(ii)	Elsztain is the beneficial owner of 52.9% of IFIS by virtue of his indirect holdings in IFIS and powers of attorney granted to him. Elsztain also owns 85.0 of CAM which owns 0.0001% of Cresud and 100% of CVC Uruguay which in turn owns 0.0002% of Cresud’s shares and 100% of CVC Cayman. None of these companies directly own Common Shares of Condor Hospitality, Inc. Elsztain also directly owns 0.0002% of IRSA’s outstanding stock and 0.0001% of Cresud’s shares;

CUSIP No. 20676Y106	Page 17 of 25 Pages

(iii)	CVC Cayman serves as the Investment Manager of IFIS;

(iv)	IFIS is the direct owner of 100% of the common shares of IFISA;

(v)	IFISA directly owns 35.83% of Cresud’s shares. IFISA does not directly own Common Stock;

(vi)	Cresud directly owns 62.99% of IRSA’s common shares and 100% of Helmir. Cresud does not directly own Common Stock;

(vii)	Helmir directly owns 0.39% of IRSA’s common shares. Helmir does not directly own Common Stock;

(viii)	IRSA owns 100% of Tyrus’ and Efanur’s capital stock. IRSA does not directly own Common Stock;

(ix)	Tyrus owns 100% of the capital stock of Jiwin. Tyrus does not directly own Common Stock;

(x)	Jiwin serves as general Partner of RES; Jiwin does not directly own Common Stock;

(xi)	Efanur is the major limited partner of RES. Efanur owns directly 312,500 shares of Common Stock; and

(xii)	RES owns 949,223 Shares of Common Stock of Condor and 3,245,156 shares of Series D Stock convertible into 20,282,225 shares of Common Stock and a Note convertible for Series D Stock (which is convertible for up to 632,249 shares of Common Stock), subject to the 49% limitation. Also, RES owns 3,750,000 warrants of Condor, with no voting rights, exercisable into 3,750,000 Common Stock of Condor, subject to a 34% voting rights limitation, which are not added to calculations.

Given the foregoing, as of March 16, 2016, the Reporting Persons may be deemed to be currently the beneficial owners of 21,543,948 shares of Common Stock, representing 49% of the voting stock of Condor. Also, the Reporting Persons may be deemed to be currently the beneficial owners of the Note convertible for Series D Stock (which is convertible for up to 632,249 shares of Common Stock), subject to the 49% limitation, and 3,750,000 warrants, convertible into 3,750,000 shares of Common Stock subject to a 34% voting rights limitation.

(b)	Item 5(a) is incorporated herein by reference.

(c)	On March 16, 2016, Condor, RES and IRSA entered into the Agreement and RES received 3,245,156 shares of Series D Stock and the Note for all outstanding Series C Stock and accrued and unpaid dividends.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended to add the following:

The information set forth in Item 1 and Item 3 is hereby incorporated by this reference.

Item 7. Material to be filed as Exhibits

10.6	Agreement, dated as of March 16, 2016, by and among Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anónima and Condor incorporated by reference to Exhibit 10.3 of Condor’s Form 8-K dated March 16, 2016.

10.7	Promissory Note dated March 16, 2016.

CUSIP No. 20676Y106	Page 18 of 25 Pages

Schedule A

Eduardo S. Elsztain

Bolívar 108, 1st floor

(1066) Buenos Aires

Republic of Argentina

Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

2.	Saul Zang Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina	4.	Alejandro Gustavo Elsztain Director Washington Mall West, 7 Reid Street, Hamilton HM 11, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay S.A.

1.	Eduardo S. Elsztain (Chairman) Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay

2.	Eduardo Simon Bartfeld Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Uruguay	4.	Saul Zang Director Ruta 8K 17.500 Edificio@3 Local 003, CP 91609 Montevideo Citizen of Argentina

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain (Chairman) Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Gerardo Tyszberowicz Alternate Director Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 19 of 25 Pages

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain (Chairman) Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina	2.	Saul Zang Director 89 Nexus Way, 2nd floor Camana Bay, P.O. Box 31106, SMB Grand Cayman, KY1-1205, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd floor (11500) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Argentina	4.	Olga Stirling Director Zabala 1422, 2nd floor (11500) Montevideo Citizen of Uruguay

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Eduardo Simon Bartfeld Director Colonia 810, Of. 803 (11000) Montevideo Citizen of Uruguay

2.	Mariana Renata Carmona de Elsztain Director Colonia 810, Of. 803 (11000) Montevideo Republic of Uruguay Citizen of Argentina

CUSIP No. 20676Y106	Page 20 of 25 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel E. Melicovsky Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saúl Zang Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Alejandro Casaretto Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Salvador Darío Bergel Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Gabriel Adolfo Reznik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Gastón Armando Lernoud Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Jorge Oscar Fernández Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Enrique Antonini Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Fernando Adrián Elsztain Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Kalpakian Alternate Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Pedro Damaso Labaqui Palácio Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

8.	David Alberto Perednik Director Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 21 of 25 Pages

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Carlos Blousson Chief Executive Officer of the International Operation (Paraguay, Bolivia and Uruguay) Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David A. Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 22 of 25 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Mauricio Wior Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Saul Zang Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mario Blejer Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

3.	Alejandro Gustavo Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Ricardo Liberman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

4.	Fernando Adrián Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Gabriel A. Reznik Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

5.	Carlos Ricardo Estevez Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Salvador D. Bergel Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

6.	Cedric D. Bridger Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Enrique Antonini Alternate Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

7.	Daniel R. Elsztain Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 23 of 25 Pages

8.	Marcos Moisés Fishman Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

9.	Fernando Rubín Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of Argentina

10.	Gary S. Gladstein Director Bolívar 108, 1 floor (C1066AAD) Buenos Aires Republic of Argentina Citizen of USA

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Daniel R. Elsztain Chief Real Estate Business Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

2.	Matías Iván Gaivironsky Chief Financial Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

3.	David Alberto Perednik Chief Administrative Officer Moreno 877, 23rd floor (C1091AAQ) Buenos Aires Republic of Argentina Citizen of Argentina

CUSIP No. 20676Y106	Page 24 of 25 Pages

Tyrus S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Jiwin S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

Efanur S.A.

1.	Eduardo S. Elsztain Chairman of the Board Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uruguay

2.	Saúl Zang Director Colonia 810, Of. 403 (11000) Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Colonia 810, Of. 403 (11000) Montevideo Citizen of Uraguay

CUSIP No. 20676Y106	Page 25 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 22, 2016

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/s/ Eduardo S. Elsztain	By	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Director of the Board	Title:	Director of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay		Efanur S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Tyrus S.A.		Agroinvestment S.A.

By:	/s/ Eduardo S. Elsztain	By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Real Estate Strategies L.P.		Jiwin S.A.
By:	Jiwin S.A., its general partner
		By:	/s/ Eduardo S. Elsztain
By:	/s/ Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Title:	Chairman of the Board
Title:	Chairman of the Board

Irsa Inversiones y Representaciones Sociedad Anonima

By:	/s/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

Exhibit Index

10.6	Agreement, dated as of March 16, 2016, by and among Real Estate Strategies L.P., IRSA Inversiones y Representaciones Sociedad Anónima and Condor incorporated by reference to Exhibit 10.3 of Condor’s Form 8-K dated March 16, 2016.

10.7	Promissory Note dated March 16, 2016.